Exhibit 99.94

CONSENT OF MAREK DWORZANOWSKI

The undersigned hereby consents to the use of the undersigned’s name and information derived from the Technical Report titled “Preliminary Economic Assessment of LANXESS Smackover Project” dated August 1, 2019, which is included in, or incorporated by reference into, the registration statement on Form 40-F of Standard Lithium Ltd. being filed with the United States Securities and Exchange Commission.

/s/ Marek Dworzanowski
Marek Dworzanowski, P.Eng., B.Sc. (Hons), FSAIMM
Date: June 30, 2021